Exhibit 99.5

EUV lithography

NXE platform performance overview

Rudy Peeters

2014 SPIE Advanced Lithography, San Jose CA, 9048-54

Contents

Roadmap

NXE:3100 NXE:3300B

Summary and acknowledgements

Public

Slide 2

ASML EUV technology roadmap - extendibility Public

Slide 3

Extend NA 0.33 to below 10nm

Improved lens and illuminator performance

Imaging / Overlay performance match node requirements

Increased throughput at higher dose

ASML’s NXE:3100 and NXE:3300B

Public

Slide 4

NXE:3300B shipments started 2013

NA 0.25 0.33

Illumination Conventional 0.8 Conventional 0.9 , 6 off-axis pupil settings Resolution 27 nm 22 nm

Dedicated Chuck Overlay / 4.0 nm / 7.0 nm 3.0 nm / 5.0 nm Matched Machine Overlay Productivity 6 - 60 Wafers / hour 55 - 125 Wafers / hour

Resist Dose 10 mJ/cm2 15 mJ/cm2

Public

Slide 5

Contents

Roadmap

NXE:3100

NXE:3300B

Summary and acknowledgements

Accumulated wafers exposed on NXE:3100

6

0 10000 20000 30000 40000 50000 60000 70000 80000 201026 201030

201034 systems

201038 NXE:3100

201042 201046 in 201050 201102 201106 use

201110 operational

201114 at for 201118 201122 201126 201130 201134 cycles 201138

201142 customers of

201146 201150 201202 201206 201210

201214 learning

201218 201222 at 201226 201230 201234 201238 201242 201246 201250

201302 customers

201306 201310

Slide 6

Public

NXE:3100 shows stable performance

Public

Slide 7

Data courtesy of imec – EUVL Toyama 2013

Public

Slide 8

Contents

Roadmap NXE:3100

NXE:3300B

Summary and acknowledgements

EUV (NXE:33x0B) system status overview

Public

Slide 9

Multiple NXE:3300B systems fully qualified

2 systems exposing wafers at the customer sites

Install has been started for 3 systems

6 more NXE:3300B systems being integrated

4th generation NXE system (NXE:3350B) integration ongoing

EUV cleanroom extension is under construction

Consistent and reproducible NXE:33x0B lens performance

Public

Slide 10

NXE:3300B NXE:3350B NXE:3350B lens

Delivered to ASML

Lens

Every bar is an individual lens

NXE:3300B NXE:3350B

Data courtesy of Carl Zeiss SMT GmbH

Based on Zeiss input and does not include scanner contributions Lens NCE = Non Correctable Error

Public

Slide 11

Contents

Roadmap NXE:3100

NXE:3300B – OVERLAY

Summary and acknowledgements

Overlay improvements implemented on NXE:3300B

Public

Slide 12

wafer load grid reticle clamp performance flatness

wafer clamp flatness lens performance

<1nm

Full wafer dedicated chuck overlay of <1.4nm

Public

Slide 13

Filtered S2F Chuck 1 (S2F)

8 Lot (1.3,1.3) X

Y

Chuck [nm] 6

4

Overlay 1.3 1.2 1.4

Dedicated 1.0 1.4 1.3

2

99.7% x: 1.3 nm

5 nm y: 1.3 nm 0

1 2 3

Day

Layers are exposed on the same wafer on the same chuck over multiple days

Dedicated chuck overlay is a measure of the overlay performance of the system

Good full wafer matched machine overlay performance on multiple systems (NXE:3300B to immersion) Public

Slide 14

Overlay X Overlay Y 5

4.5

4

3.5

[nm] 3 Machine

2.5 99.7% 10 nm x: 3.4 nm y: 3.3 nm

Overlay 2

Matched 1.5 • Grid matching using 1 different reticles

Intrinsic design differences 0.5 Projection optics

0 • Reticle clamping

1 2 3 4 • Wafer clamping

Systems

See Jan Mulkens 9048-56

Public

Slide 15

Contents

Roadmap NXE:3100

NXE:3300B – DEFECTIVITY

Summary and acknowledgements

Public
Slide 16

The mask defect challenge

Challenging defect requirements on reflective EUV mask without pellicle


DUV Reticles
(193nm)
Reticle
Pellicle
Transmitted
illumination
Particle (μm size)


EUV Reticles
(13.5nm)
Reflective
multilayer
Reticle
Absorber
pattern
Particle (nm size)
Reflected
illumination

Current defectivity qualification test for particles on the front side of the reticle - particles per reticle pass (PRP) Public

Slide 17

Particle per Reticle pass test

Reticles and wafers are cycled under Load reticle Take reticle exposure conditions without light therefore executable also in into scanner out of scanner integration phase

The test shows all particles that come onto the front-side of the Cycle reticle/wafers reticle during the complete reticle cycle (off-line measurements / in-scanner cycling)

Particles added during reticle handling outside the scanner system can not be excluded

Pre-measure reticle Post-measure reticle • Particles on reticle level are not tested for printability on wafer level

System level testing for Particles Per Reticle Pass (PRP) is done simulating production use during integration at ASML Public

Slide 18

[#] pass

Multiple NXE:3300B systems

Measured at >92nm sensitivity reticle During integration phase actions are per done on the system which can lead to variations in test result

PRP 100x test duration is ~20 hours

Particles 0.04 0.00 0.02 0.02 0.03 0.03 0.00

Systems [#]

# LOTs 23 42 100 115 144 100 30

# Wafers 345 630 1500 1725 2160 1500 450 Total #

1 0 2 2 5 3 0 particles

New imaging PRPi test focuses on printability of reticle defects on wafer level and excludes outside scanner reticle handling Public

Slide 19

Expose PRPi Expose PRPi pre reticle cycle wafers post reticle cycle wafers

Reticle/wafer Cycles

Expose 32nm line- Expose 32nm line-space defectivity space defectivity reticle reticle

The imaging PRP test

Uses a location based analysis and provides information when a particle during the exposures gets onto the front side of the reticle

Therefore, if a particle is generated in the system it can be determined when and where this particle has been generated

Early NXE:3300B test results from PRPi test are promising

Public

Slide 20

Early test performed on two systems A using a test reticle (not a production reticle) System Repeated defects (blue dots in the figures) observed already present during initial PRPi exposure

Repeated defects are a combination of reticle absorber defects and multilayer defects, and particles already present B on the reticle during initial exposure

No added defects on frontside of the System reticle found during simulated wafer exposures

Extended build-up of statistics ongoing

Progress continues in EUV pellicle development

Public Slide 21

EUV Reticles (13.5nm)

Reflective multilayer Reticle Absorber pattern

Pellicle

Particle (µm size)

Reflected

illumination First prototype full size free-standing pSi pellicle in progress

See Carmen Zoldesi 9048-58

Public

Slide 22

Contents

Roadmap NXE:3100

NXE:3300B – PRODUCTIVITY

Summary and acknowledgements

MOPA Prepulse Source Architecture

Vessel Public

Key factors for high source power are: With Collector, Droplet Slide 23

High input CO2 laser power Generator and Metrology High conversion efficiency (CO2 to EUV energy) High collection efficiency (reflectivity and lifetime) Advanced controls Focusing

Optics

Controllers for Dose and Prepulse

Beam Transport System Prepulse requires seed laser trigger

PA PA

control PA optics optic optic optic optic PA

Master Oscillator Power Amplifier Sub-Fab Floor

See David Brandt 9048-11 Master Oscillator Power Amplifier

Technology Demonstration: 70W power using MOPA+PP

Public

Dose margin >3.5x reduced using advanced dose control Slide 24

74 73 72

71

[W] Power 70 69

68

Plasma and gas-dynamic forces distort droplet trajectories causing 67 energy instability

66

Controls that compensate for all forces enable closed loop 0 1 2 3 4 5 6 operation with reduced dose margin Time [min]

Dose margin is the difference between unstabilized open loop power and stabilized closed loop power

Data taken on MOPA Prepulse development source

Industrialization: 30W EUV power on a production source

Public

NXE:3300B MOPA+PP source operated in automated mode Slide 25

2

[%] 100

33 90 1.5 80

32 [%]

[W] [%] 70

[W] 60

31 1 (Exposures) Power Repro Repro ies (Exposures) 50

Power 30 D ies 40

Dose

EUV Dose 0.5 Good 30

29

20

Repro

28 10 1.0% Repro 99.9%

0 Calculated 0

0 50 100 150 200 250 300 350 0 50 100 150 200 250 300 350 -2 -1 0

10 10 10 time [sec] Time time [sec] [sec] Dose Repro [%]

Time [sec] Dose Repro [%]

30W dose controlled power, with 100% die yield (percentage simulated dies meeting the 0.5% dose repro specification)

Results shown using ~18kW drive laser power

NXE:3300B sources in the field have ~22kW drive laser power capability

Industrialization: Stable source operation is key Public

Dedicated test run:XE:3300B MOPA+PP source operating in automated mode for 6hrs Slide 26 continuously within dose spec. Fully automated for Fab operations

100 +4% Max Error 80 0.5% Error

(exposures) 60 99.9%

Error

0 Dies

Dose 40

4% 20

- Calculated 0

-2 -1 0

10 10 10 Max Dose Error [%]

Dedicated stability test run, slightly different settings and power as on previous slide

99.9% die yield (percentage simulated dies meeting the 0.5% dose repro specification)

Stable source operation: Automation, start-up routines, recovery routines, diagnostics and closed loop controls in x, y, z, t and E

In-situ Collector Cleaning: Technology Proven

Significant improvement to COO and Availability Public

Slide 27

Reflectivity after cleaning compared to ‘as new’

Measurements on different reflectometers and sample locations

Full collector in-situ cleaning capability demonstrated with NXE:3300B compatible configuration

Public

Slide 28

Contents

Roadmap NXE:3100

NXE:3300B – FOCUS & IMAGING

Summary and acknowledgements

NXE:3300B full wafer focus uniformity <12nm

Public

Slide 29

25

[nm] 20

10.4nm 11.5nm 8.1nm 9.6nm

15

Uniformity 10 Focus 5

0

The focus uniformity performance test

1 2 3 4 is done in resist

System # • Focus sensitive marks are being exposed to obtain full wafer coverage information

3-day Focus Stability of 2.4nm on NXE:3300B

Public

Slide 30

10 8

Focus Stability:

6

(nm) 4 Day 1 Day 3 • 3-day Mean Focus range over both 2 chucks

Focus 0

Chuck 1 • Per wafer 16 fields are exposed

Mean -2 Chuck 2

-4 Day 2 • 3-day Focus Stability of 2.4nm

-6 -8 -10

0 1 2 3 4 5 6

Wafer

Public
Slide 31

Multiple systems show NXE:3300B CDU below 1.6nm

dense and iso lines exposed at 16mJ/cm2


System A
System B
System C
System D
22 nm DL
Full wafer CDU <1.2nm
22 nm IL
Full wafer CDU < 1.6nm

CD measurements performed with YieldStar

22nm dense and iso L/S with an exposure latitude of >14%

Public

Slide 32

Conventional illumination BE = 16 mJ/cm2 LWR = 3.8nm Exposure Latitude > 14% DoF > 100nm

Conventional illumination BE = 16 mJ/cm2 LWR = 3.4nm Exposure Latitude > 14% DoF > 100nm

No post processing done

24nm regular contact holes (~18nm node DRAM) with conventional illumination *Large process window and 1.2nm FWCDU*

Public
Slide 33

Process Window	Full wafer CD uniformity
	
Exposure latitude 18% DoF > 120nm	Full wafer CDU: 1.2nm 3σ

24nm CH Conventional
EL [%]
DOF [nm]
0
20
40
60
80
100
120
140
160
33.0
32.5
32.0
31.5
31.0
30.5

- Systematic fingerprints dominated by reticle and process
- Yieldstar measurements

NXE:3300B proximity matching performance

Public

Slide 34

2 2

System 1 - H System 2 - H System 1 - V System 2 - V

1.5 1.5

System 3 - H System 4 - H System 3 - V System 4 - V

1 1 [nm] 0.5 [nm] 0.5 delta 0 delta 0 CD -0.5 CD -0.5

-1 -1

-1.5 Horizontal 22nm L/S -1.5 Vertical 22nm L/S

-2 -2

44 57.25 66 88 154 44 57.25 66 88 154 Pitch [nm] Pitch [nm]

Data shown with respect to average over 4 NXE:3300B’s Average intrafield CD per pitch is then compared to

Per system intrafield CD measured through pitch on population average multiple fields on the wafer with the same test Target performance for 22nm L/S is +/- 0.7nm conditions (mask, resist, test layout) Further improvement possible with optimized illumination

The NXE platform offers new concept off-axis illumination to enhance process window Public

Slide 35

10

(%) 8 latitude 6 Exposure 4

2

0

0 20 40 60 80 100 120 140

Flexibel and programmable illumination setting Depth of focus (nm) mechanism using fly’s eye integrator

Simulations by Tachyon SMO NXE

See Xiaofeng Liu 9048-025

16nm dense lines with >10% exposure latitude on NXE:3300B

(dipole-90 setting) Public

Slide 36

14

16nm H dense lines

12

10

8 (%)

EL 6 16nm L/S

4 Dipole 90Y

2

0

0 20 40 60 80 100 120 DoF (nm)

Focus [nm] 50 25 0 -25 -50

Good logic tip-to-tip and tip-to-line performance at low doses Public

Slide 37

Tip-to-tip Tip-to-line

60 60

55 Conventional 55 Conventional

50 50 Quasar-45

[nm] 45 Quasar-45 45

40 [nm] 40 CD 35 CD 35

30 31nm gap 30

25 27nm gap 25

T2T 20 T2L 20 20nm

15 15 19nm

10 10

12 14 16 18 20 22 14 16 18 20 22 24 Dose [mJ/cm2] Dose [mJ/cm2]

Conv. 31nm 27nm Quasar Conv. 20nm 19nm Quasar

EUV single-exposure enables aggressive shrink on 2D logic

shrink possible beyond 10nm Logic node requirement Public

Slide 38

27nm

Tip to Tip

Tip to Line

19nm

Line/Spaces

16nm

Logic Node Actual Requirements per node

Random logic metal layer user case

NXE:3300B enables single exposure with large DoF

Public

Slide 39

-80nm

EUV

Node: Logic 10nm -60nm Single Exposure -40nm Conventional illumination -20nm

DoF 120nm

0nm focus

20nm 40nm

Position in the exposure slit

-12mm 0mm +12mm

60nm

Good print performance over the full exposure slit 80nm

EUV single exposure 10nm Logic metal layer

45nm pitch, Conv. 45nm pitch, Conv. Public

Slide 40

Dose ~45mJ/cm2 Dose ~20mJ/cm2

2013 • Low dose resist focus • Conventional setting Feb • DOF of 60-80nm

EUV single exposure 10nm Logic metal layer

45nm pitch, Conv. 45nm pitch, Conv. Public

Slide 41

Dose ~20mJ/cm2 Dose ~20mJ/cm2

Low dose resist

Tachyon NXE OPC+ focus Conventional setting

DOF of 100nm

EUV single exposure 10nm Logic metal layer

45nm pitch, Conv. 45nm pitch, Q45 Public

Slide 42

Dose ~20mJ/cm2 Dose ~20mJ/cm2

Low dose resist

NXE OPC+

Quasar 45 setting

DOF 120nm

Excellent process window for 10nm Logic metal layer

Low dose, off axis illumination, NXE OPC+

45nm pitch, Q45 Public 45nm pitch, Conv.

Slide 43

Dose ~45mJ/cm2 Dose ~20mJ/cm2

> factor 2 dose focus reduction

Public

Slide 44

Contents

Roadmap NXE:3100 NXE:3300B

Summary and acknowledgements

Summary

Public

27nm 19nm Slide 45

NXE:3100 in use for process and device development at customers

NXE:3300B exposing wafers at customer sites

Multiple NXE:3300B system qualified and showing good imaging and overlay performance

Performance fit for customer development 10nm Logic 70W source power and sub-20nm DRAM

Matched machine overlay (EUV to immersion ) performance of <4nm shown on multiple systems

70W MOPA-PP source power demonstrated with good dose control

Good defectivity performance shown on multiple systems at ASML in integration phase

Early results of new defectivity PRPi test show First prototype full promising results size free-standing pSi pellicle in progress

Progress continues in EUV pellicle development

Acknowledgements

Public

Slide 46

The work presented today, is the result of hard work and dedication of teams at ASML, Cymer, Zeiss, and many technology partners worldwide including our customers

Special thanks to our partners and customers for allowing us to use some of their data in this presentation